Exhibit 99.1

BELLATRIX EXPLORATION LTD.

Notice of
Annual Meeting of Shareholders
to be held on May 22, 2013

The annual meeting (the “Meeting”) of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) will be held in the Devonian Room, Calgary Petroleum Club, 319— 5th Avenue SW, Calgary, Alberta, Canada  T2P 0L5 on May 22, 2013 at 3:00 p.m. (Calgary time) to:

1.                                      receive and consider our consolidated financial statements for the year ended December 31, 2012, together with the report of the auditors thereon;

2.                                      fix the number of directors to be elected at the Meeting at nine members;

3.                                      elect the directors of the Corporation;

4.                                      appoint our auditors and to authorize the directors to fix their remuneration as such; and

5.                                      transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, the Corporation’s transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary Time) on May 17, 2013 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Meeting.

The board of directors of the Corporation has fixed the record date for the Meeting at the close of business on April 17, 2013 (the “Record Date”).  Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta this 19th day of April, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Raymond G. Smith”
President and Chief Executive Officer

BELLATRIX EXPLORATION LTD.

INFORMATION CIRCULAR — PROXY STATEMENT

Annual Meeting of Shareholders
to be held on May 22, 2013

PROXIES

Solicitation of Proxies

This information circular-proxy statement (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”) for use at the Annual Meeting of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on May 22, 2013 at 3:00 p.m. Calgary time, in the Devonian Room, Calgary Petroleum Club, 319— 5th Avenue SW, Calgary, Alberta, Canada T2P 0L5, (the “Meeting”) and at any adjournment(s) thereof, for the purposes set forth in the Notice of Annual Meeting accompanying this Information Circular.

The board of directors (the “Board”) has fixed the record date for the Meeting as the close of business on April 17, 2013 (the “Record Date”).  Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Common Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he or she owns such Common Shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, the Corporation’s transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary Time) on May 17, 2013 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at April 19, 2013.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are directors and officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated in the Form of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own names.  Shareholders who do not hold their Common Shares in their own names (“Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication Services) (“Broadridge”) in the United States and Canada.  Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

The solicitation is made on behalf of management of the Corporation.  The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon.  The persons appointed under the Form of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments to or variations of those matters specified in the Form of Proxy and Notice of Annual Meeting.  At the time of printing this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares.  As at April 17, 2013, the Record Date, 107,919,329 Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy they shall vote as one the Common Shares jointly held by them.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Common Shares.  If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting.  If a quorum is not present at the opening of the Meeting, the Shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board presently consists of nine members. At the Meeting, Shareholders will be asked to pass a resolution to fix the number of directors of the Corporation to be elected at the Meeting at nine members and to elect nine directors to hold office until the next annual meeting or until their successors are elected or appointed.

Management is soliciting proxies, in the accompanying form of proxy, in favour of an ordinary resolution to fix the number of directors of the Corporation at nine members. In addition, management is soliciting proxies in favour of electing each of the following nine nominees as members of the Board:

Raymond G. Smith
Doug N. Baker
Murray L. Cobbe
John H. Cuthbertson
W.C. (Mickey) Dunn
Melvin M. Hawkrigg
Robert A. Johnson
Keith E. Macdonald
Murray B. Todd

The Board has adopted a majority voting policy with respect to the election of directors. A copy of the majority voting policy is attached to this Information Circular as Appendix B.

The names and provinces or states of residence of all of the persons nominated for election as directors, their age (as at December 31, 2012) and principal occupations for the past five years, the date in which they became directors of the Corporation and the number of Common Shares and DSUs (as defined below) beneficially owned, or controlled or directed, directly or indirectly, by each of them, is set forth below:

Name, Province/State of Residence and Age	Principal Occupation	Director Since(5)	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(6)

Raymond G. Smith, P.Eng. Alberta, Canada Age: 65

President and Chief Executive Officer of Bellatrix and prior to the Arrangement of True Energy since January 26, 2009; Chairman of Madalena Ventures Inc. since October 2005. Prior thereto, from June 2007 to November 2007 President, Chief Executive Officer and Chairman of Cork Exploration Inc. and Chairman of Cork Exploration Inc. from April 2005 to November 2007; from September 2002 to January 2004, Chairman, President and Chief Executive Officer of Meridian Energy Corporation; and Chairman and Chief Executive Officer of Meridian Energy Corporation from January 2004 to March 2005. Prior thereto, Mr. Smith was President and Chief Executive Officer of Corsair Exploration Ltd.

		April 25, 2005	140,631 Common Shares Nil DSUs

Doug N. Baker, FCA(1)(4) Alberta, Canada Age: 59

Independent businessman, Mr. Baker currently serves as Chair of the Board of Directors of Genesis Land Development Corp. and Chair of the Audit Committee for ATB Financial Ltd., Winstar Resources Ltd. and RMP Energy Inc. Prior thereto Mr. Baker was Chief Financial Officer of Valiant Energy Inc. and predecessor companies, Forte Resources Inc. and Forte Energy Ltd. from 1997 to 2006. Prior to 1997 Mr. Baker held senior financial positions in several public companies. Served as the Chair of the Canadian Institute of Chartered Accountants from October 2008 to 2010.

		April 26, 2007	15,000 Common Shares 48,261 DSUs

Murray L. Cobbe(2)(3) Alberta, Canada Age: 63

Chairman and, prior to August 2009, President and Chief Executive Officer of Trican Well Service Ltd. (a publicly traded well service company). Director of Pason Systems Inc. since 2001. Director of Secure Energy Services Inc. since 2009.

		September 22, 2006	97,151 Common Shares 48,261 DSUs

John H. Cuthbertson, Q.C.(4) Alberta, Canada Age: 62	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors).	August 31, 2000	49,472 Common Shares 48,261 DSUs

Name, Province/State of Residence and Age	Principal Occupation	Director Since(5)	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(6)

W.C. (Mickey) Dunn(3)(4) Alberta, Canada Age: 59

Chairman of Bellatrix and prior to the 2009 Arrangement of True Energy; Director of The Cash Store Financial Services Inc.; previously President and Chief Executive Officer of Cardium Service and Supply Ltd. and Cardium Tool Services Inc. from 1981 to 1999, and Colorado Silica Sand Inc. from 1981 to 1996.

		August 31, 2000	835,187 Common Shares 48,261 DSUs

Melvin M. Hawkrigg, BA, FCA, LL.D. (Hon.)(1) Waterdown, Canada Age: 82	Chairman, Orlick Industries Limited, a private automotive supply company from 1998.	March 31, 2009	Nil Common Shares 48,261 DSUs

Robert A. Johnson, P. Geol.(2) Alberta, Canada Age: 76	Independent businessman; Executive Vice-President of Grey Wolf Exploration Inc. from 2000 to July 2009.	September 21, 2009	Nil Common Shares 70,697 DSUs

Keith E. Macdonald, CA(1)(3) Alberta, Canada Age: 56

President of Bamako Investment Management Ltd., a private holding and financial consulting company, since July 1994. Since March 2011, Mr. Macdonald has also served as the Chairman, President and Chief Executive Officer of EFL Overseas Inc.

		April 26, 2007	50,000 Common Shares 48,261 DSUs

Murray B. Todd, B.Sc., P.Eng.(2) Alberta, Canada Age: 77	President of Canada Hibernia Holding Company (an oil and gas production company).	November 2, 2005	17,548 Common Shares 48,261 DSUs

Notes:

(1)                                 Member of our Audit Committee.  For Audit Committee Information, please see the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form for the year ended December 31, 2012, a copy of which is filed on SEDAR at www.sedar.com.

(2)                                 Member of our Reserves, Safety and Environment Committee.

(3)                                 Member of our Compensation Committee.

(4)                                 Member of our Corporate Governance Committee.

(5)                                 Reflects the date of first election or appointment as a director of True Energy Inc., the administrator of True Energy Trust, the predecessor to the Corporation.

(6)                                 The information as to Common Shares and DSUs beneficially owned, or controlled or directed, directly or indirectly, is based upon information furnished to us by the nominees as of April 17, 2013.  Each of the directors also holds options to purchase Common Shares (“Options”) granted under the Corporation’s share option plan (the “Option Plan”).  For details of the Options held by the directors, see “Statement of Executive Compensation — Director Compensation — Directors’ Outstanding Option-Based Awards and Share-Based Awards”.

(7)                                All of the directors will hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated.

No proposed director is as at the date hereof, or has been:

(a)                                 within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)                                     while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)                                  was subject to an event that resulted in the company, after the director or executive officer ceased to be a director chief executive officer or chief financial officer of the company, being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)                                 within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration as such.  KPMG LLP have been our auditors since our formation.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

Compensation Committee Mandate

The Board has adopted a mandate for the Compensation Committee (the “Compensation Committee”) of the Board, which provides that it is the Compensation Committee’s responsibility is to formulate and make recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the Corporation and its subsidiaries, as applicable.  Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

1.                                      to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation’s ability to recruit, retain and motivate employees;

2.                                      to consider the implications and the risks associated with the Corporation’s compensation policies and practices

3.                                      to review and recommend to the Board the retainer and fees to be paid to members of the Board, members of committees of the Board, and chairs of the various committees of the Board;

4.                                      to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) of the Corporation, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on such evaluation (the CEO shall not be present during any voting or deliberations by the Committee with respect to the compensation of the CEO);

5.                                      to making recommendations to the Board with respect to non-CEO officer and director compensation including to review management’s recommendations for proposed stock option or other incentive compensation plans and equity based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

6.                                     to administer the Option Plan and other incentive plans approved by the Board in accordance with the terms of such plans including recommending to the Board (and if delegated authority thereunder, approve) the grant of stock options or other incentives under such plans  in accordance with the terms thereof;

7.                                      to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate;

8.                                      to review the disclosure as to compensation matters included in the information circular and proxy statement of the Corporation as mandated by applicable securities laws including, without limitation, the Compensation Discussion and Analysis set out below, prior to the Corporation publicly disclosing the same; and

9.                                      reviewing periodically, as determined necessary, the Compensation Committee’s Mandate and Terms of Reference and recommend to the Board and the Corporate Governance Committee of the Board amendments as the Committee believes are necessary or desirable.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time and all members are required to be independent, for purposes of National Policy 58-201 — Corporate Governance Guidelines and the rules of the NYSE MKT.  Pursuant to the mandate of the Compensation Committee, meetings of the Compensation Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

Composition of the Compensation Committee

The Compensation Committee is comprised of Keith E. Macdonald (Chair), Murray L. Cobbe and W.C. (Mickey) Dunn, all of whom are independent directors. As described under “Matters to be Acted Upon at the Meeting — Election of Directors”, each of Messrs. Cobbe, Dunn and Macdonald have held senior executive management in various entities and in such roles have been involved in human resources and compensation issues. In addition, each of Messrs. Cobbe, Dunn and Macdonald have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired as a result of their lengthy and extensive business careers and experience as described above will assist and enable them to make decisions on the suitability of the Corporation’s compensation policies and practice.

Compensation Consultant or Advisor

At no time in the previous two completed financial years of the Corporation, has a compensation consultant or advisor been formally retained by the Corporation to assist the Board or the Compensation Committee to determine the compensation of the directors or executive officers of the Corporation.

Compensation Disclosure and Analysis

The Compensation Committee, among its other responsibilities, makes specific recommendations to the Board in respect of the compensation of the employees and executive officers, including the CEO.  In formulating recommendations to the Board with respect to compensation of the employees and the executive officers of the Corporation (other than the CEO), the Compensation Committee consults with, and reviews recommendations of, the CEO.

In making recommendations to the Compensation Committee, the CEO will make a general recommendation for compensation of all non-executive employees of the Corporation as to salary levels, bonuses to be awarded, Options to be granted pursuant to the Option Plan and certain other elements of compensation to be awarded to non-executive employees.  In making recommendations with respect to the compensation of executive officers of the Corporation (other than the CEO), the CEO will make specific recommendations with respect to each element of compensation to be awarded to each individual executive officer.  Such recommendations are based on the CEO’s review and analysis of a variety of information including compensation data of comparable issuers, corporate performance of the Corporation, personal performance of individual executive officers and any other relevant information.  Upon receiving recommendations from the CEO as well as the CEO’s analysis of information used to make such recommendations, the Compensation Committee reviews the information provided and either accepts or makes amendments to the CEO’s proposals.  The Compensation Committee then makes a recommendation to the Board as a whole for approval.  The Compensation Committee makes a recommendation to the Board in respect of compensation of the CEO based upon a review of similar information.  The Board reviews all recommendations of the Compensation Committee relating to compensation matters before final approval.

The Corporation is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees throughout the organization.  The Compensation Committee and the Board recognize that the Corporation’s success depends on its ability to attract, retain and motivate superior performing employees at all levels, which can only occur if the Corporation has an appropriately structured and executed compensation program. The Corporation’s compensation plan for all of its employees, including its executive officers, continues to be comprised of the following elements:

•	base salary
•	long term incentive compensation	–	Option Plan
		–	Employee Savings Plan (as defined below)
•	short term incentive compensation	–	discretionary cash bonuses
•	other benefits	–	health care and wellness spending accounts and other benefits

Salaries and bonuses are intended to provide current compensation and short-term incentive for employees and executive officers to meet the Corporation’s goals, as well as to remain competitive with the members of the Corporation’s peer group.  Options are granted, and participation in the Employee Savings Plan is provided, as a long-term incentive to encourage commitment to the Corporation.  The Compensation Committee believes that the elements of compensation which are based on performance, including bonuses and the grant of Options, should represent a significant portion of each executive officer’s compensation in order to align compensation with corporate performance and therefore Shareholders’ interests.  While each element of compensation is determined based on its own criteria, upon determining the recommendations to be made with respect to each element of compensation, the Compensation Committee looks at all the elements of compensation to be awarded to individual executive officers and ensures that the total compensation of such individual executive officer is not out of line with the compensation to be awarded to other executive officers and the intended objectives of the Corporation’s compensation policies.

In addition, due to the need to compete for skilled executive officers and staff with other oil and gas companies that offer a wide variety of different incentives, benefits and perquisites, including flex days, greater vacation entitlements and incentive programs, management, the Compensation Committee and the Board determined that it was necessary for the Corporation to provide some additional benefits to help differentiate itself from its competitors. As a result, the Corporation established or is considering establishing some alternative benefits or compensation plans, including the health care and wellness spending accounts (the “Health Care and Wellness Spending Accounts”) for each employee, including the executive officers, of the Corporation, which were implemented in 2012.

When determining executive compensation, including the assessment of the competitiveness of the Corporation’s executive compensation practices, the CEO and the Compensation Committee utilize compensation survey information provided by Mercer Human Resource Consulting Ltd. (“Mercer”), an independent human resource consulting firm, in addition to other compensation information obtained by the CEO and the Compensation Committee from public disclosure documents of comparable issuers.  Information provided by Mercer is based on its annual survey of compensation practices within the Canadian oil and gas industry, which reflects the prior fiscal year’s compensation determinations.  In addition, the Compensation Committee reviews the Corporation’s performance relative to performance information available in the public domain with respect to companies in the Corporation’s peer group.  In selecting a benchmarking group for performance comparison purposes, the CEO and the Compensation Committee consider the entities with which the Corporation competes for talent and, from that group, selects benchmarking group members based on a comparison of broad corporate measures such as annual production, annual revenue and number of employees.  Currently, the entities included in the Corporation’s benchmarking group are: Advantage Oil & Gas Ltd., Angle Energy Inc., Birchcliff Energy Ltd., Bonterra Energy Corp., Chinook Energy Inc., Crew Energy Inc., Enerplus Corp., Legacy Oil + Gas Ltd., Painted Pony Petroleum Ltd., Perpetual Energy Inc., Raging River Exploration Inc., Surge Energy Inc., Twin Butte Energy Inc. and Whitecap Resources Inc.

Base salaries for our executive officers, including the CEO, are intended to be competitive with salaries paid to executive officers by the companies in the Corporation’s peer group.  Total compensation of executive officers is intended to be competitive with companies in the Corporation’s peer group provided that such executive officers meet or exceed performance expectations for their roles and the Corporation meets corporate performance targets.

The Compensation Committee and the Board in consultation with management will continue to evaluate the various elements of the Corporation’s compensation program to ensure that executive compensation effectively aligns with the performance of the Corporation and the interests of Shareholders.

The Compensation Committee has considered the implications of the risks associated with the Corporation’s compensation policies and practices and has determined that there are no significant areas of risk due to the discretionary nature of such policies and practices. The ability of the Compensation Committee to consider factors such as personal contributions to corporate performance and non-financial, non-production or non-reserves based elements of corporate performance allows the Compensation Committee to consider whether executive officers have attempted to bolster short-term results at the expense of the long term success of the Corporation in determining executive compensation. In addition, as the compensation program consists of fixed (base salary) and variable (annual cash bonuses and long term incentive plan grants), the incentive for short-term risk taking is balanced with the incentive to focus on generating long-term sustainable value for Shareholders. Finally, Options, which make up a significant portion of an executive officer’s total compensation, generally vest over a period of three years, which acts to further mitigate against the potential and inappropriate short-term risk taking. There are no compensation policies and practices that are structured significantly different for any NEOs. The Compensation Committee and the Board will continue to monitor compensation risk assessment practices on an ongoing basis to ensure that the Corporation’s compensation program is appropriately structured.

The Corporation’s Disclosure, Confidentiality and Trading Policy provides that directors, officers and all employees of the Corporation, shall not knowingly sell, directly or indirectly, a security of the Corporation if such person selling such security does not own or has not fully paid for the security to be sold.  In addition, the Disclosure, Confidentiality and Trading Policy provides that directors, officers and employees of the Corporation shall not, directly or indirectly, buy or sell a call or put in respect of a security of the Corporation.  Notwithstanding the foregoing a derivative or similar transaction involving an interest in or an economic interest in a security held by a director, officer or employee or a similar transaction or similar transaction shall not be prohibited if approved by the Corporate Governance Committee of the Board. In addition, notwithstanding these prohibitions, directors, officers and employees of the Corporation may sell a security which such person does not own if such person owns another security convertible into the security sold or an option or right to acquire the security sold and, within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the security so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable to the purchaser.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

Base salaries for executive officers, including the CEO, for the year ended December 31, 2012 were established by the Compensation Committee at rates that are competitive with those paid by our industry peer group.  In assessing comparability, we relied upon salary and other remuneration data provided by Mercer as well as other compensation information obtained from public disclosure documents of comparable issuers. Consideration was given to the time period evaluated in industry surveys and public data and to the business climate applicable at the time with respect to industry demand for experienced personnel.

In setting base compensation levels of individual executive officers, consideration is given to objective factors such as level of responsibility, experience and expertise.  The performance and salary of each Named Executive Officer is reviewed on an annual basis.

Option Plan

Options are granted under our Option Plan to officers, employees and other service providers generally upon commencement of service based on the level of responsibility with Bellatrix.  The Corporation’s current policy is that additional grants are generally made on an annual basis. The purpose of the Option Plan is to provide an effective long-term incentive for the eligible service providers to the Corporation and to align the interests of these service providers to those of the Corporation and its securityholders.  In determining the number of Options to be granted to each individual executive officer, the CEO and the Compensation Committee assess the number of Options required to remain competitive with similar positions for companies in the Corporation’s peer group and such number may be adjusted based on a subjective determination of such executive officer’s personal performance and individual contributions made to the Corporation.  The Board has delegated the authority to grant Options to new hires of non-executive employees, consultants and other service providers to the CEO and any one member of the Compensation Committee, provided that any such grant to any one individual shall be limited to Options to purchase 50,000 Common Shares.

As the number of Options currently outstanding is close to the maximum allowable Options under the Option Plan, the Corporation has limited ability to grant additional Options under the Option Plan. As a result, management, the Compensation Committee and the Board are currently considering other compensation elements that may be adopted to supplement the Option Plan and serve as an additional means of providing long-term incentive for employees and executive officers.

Employee Savings Plan

The Corporation has an employee share purchase plan (the “Employee Savings Plan”) which, among other things, authorizes the Corporation to make contributions into the Employee Savings Plan for the purchase of Common Shares in the open market for the benefit of participating full time salaried employees, including executive officers (in this section, collectively, “Employees”) of the Corporation.  The CEO did not participate in the Employee Savings Plan in the year ended December 31, 2012; however, in January 2013 the CEO began participating in the Employee Savings Plan.  Pursuant to the Employee Savings Plan, Bellatrix will match employee contributions towards the Employee Savings Plan up to a maximum of employee contributions of 5% of their annual base salary.  Each of the Employees’ contribution and Bellatrix’s contribution in each calendar month will be used to acquire Common Shares on the open market.

The purpose of the Employee Savings Plan is to provide a means by which Employees can save for their retirement to ensure their long term future financial security, and to develop the interest of the Employees in the growth and development of Bellatrix and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Corporation through the purchase of Common Shares.

The Board may amend the Employee Savings Plan, in whole or in part, at any time, provided the amendment or termination does not deprive a participant of any benefits accrued under the Employee Savings Plan on or prior to the date of amendment or termination.

Bonus Plan

The Corporation has established a discretionary bonus program under which cash bonuses, if declared, are paid annually. Both employees and the executive officers of the Corporation are eligible to participate in the bonus program.

For employees, the cash bonus to be paid with respect to 2012 performance was determined by a combination of the employee’s personal contribution to the Corporation, and by the Corporation’s overall performance in the previous fiscal year. For executive officers, the cash bonus to be paid in with respect to 2012 performance was based on the Corporation’s overall performance; however, with respect to the bonus payment, some portion was based on the individual contribution of the executive officers to corporate performance as determined in the discretion of the Compensation Committee.  The Corporation did not have any specific set criteria used to evaluate corporate performance in 2012. However, a certain level of expectation and performance was framed around the 2012 budget forecast presented to and approved by the Board.

Personal performance of employees is evaluated by the CEO and is based on certain subjective factors such as demonstrated leadership and individual contributions to the success of the Corporation. Personal performance for each executive officer is evaluated by the Compensation Committee in consultation with the CEO and is based on a subjective analysis of the individual’s contribution to the corporate performance of the Corporation. After assessing corporate and personal performance the Compensation Committee reviews at its discretion such other factors it considers relevant to its decision as to whether bonuses will be payable and, if so, the amounts of such bonuses.

In March 2013, after the 2012 financial and operating results were announced the Compensation Committee recommended and the Board approved that bonuses be paid to employees, including executive officers, of the Corporation.  In evaluating 2012 corporate performance, upon consultation with management, the Compensation Committee considered a number of the positive results achieved by the Corporation in 2012 including positive drilling results, production growth, excellent finding, development and acquisition (“FD&A”) costs, share price in a difficult market relative to peers, acquisition of highly prospective Cardium and Notikewan/Falher lands and facilities, undeveloped land additions and potential drilling opportunities, reductions in operating expenses per barrel of oil equivalent (“BOE”), reductions in general and administration (“G&A”) expense per BOE, pursuit of various joint venture opportunities to accelerate the Corporation’s drilling program and to increase and maintain financial flexibility and strength.

In early 2009 the Corporation appointed Mr. Smith as President and CEO and significant changes were made to enhance the executive management group. Prior thereto the Corporation was struggling with declining production, a falling share price, a high operating and G&A cost structure and was burdened with high debt and little financial flexibility. The new team set about the task of restructuring the Corporation and strengthening the balance sheet. A strategic and timely sale of the Saskatchewan assets in August of 2009 reduced bank indebtedness increasing financial flexibility and strategically repositioning the Corporation to move forward with an organic growth plan. Following the asset dispositions, the Corporation’s production was approximately 6,500 BOEs per day (“BOE/d”). In the fourth quarter of 2009 the Corporation invested $9.6 million in the drilling of 12 gross (9.5 net) wells resulting in 5.75 net gas wells, 3.5 net oil wells and 0.25 waiting on completion and exited with production in excess of 7,000 BOE/d.

Building on this success, the Corporation set out 2010 production targets to average 8,500 BOE/d for the year and to achieve an exit rate of over 10,000 BOE/d. Additional objectives were to continue to strengthen the balance sheet, to reduce both operating and G&A costs on a per BOE basis, achieve excellent FD&A costs and increase share price.  The Corporation substantially achieved these targets with 2011 average production of 8,519 BOE/d and exit production of 10,500 BOE/d (based on average December 31, 2011 production) with improvements in both operating and G&A costs and improved FD&A.

Continuing to build on the successful 2010 direction, the Corporation set out 2011 production targets to average 12,000 BOE/d for the year and to achieve an exit rate of over 15,000 BOE/d. Additional objectives were to continue to strengthen the balance sheet, to continue to reduce both operating and G&A costs on a per BOE basis, achieve excellent FD&A costs and increase share price.  The Corporation substantially achieved these targets with 2011 average production of 11,954 BOE/d and exit production of 16,141 BOE/d (based on average December 31, 2012 production) with improvements in both operating and G&A costs and improved FD&A.

The Corporation set out 2012 production targets to average 16,500 BOE/d to 17,000 BOE/d for the year and to achieve an exit rate of 19,000 BOE/d to 19,500 BOE/d. Additional objectives were to continue to maintain financial strength and flexibility, to continue to reduce both operating and general and administrative costs on a per BOE basis, achieve excellent FD&A costs, together with increased reserves, and increase the Corporation’s asset value and share price.

Since converting to an exploration company in November of 2009 the Corporation has grown production by 254%, liquids production by 335%, reserves per share by 294% and cash flow per share by 431%.

The achievements in 2012 successfully exceeded the 2011 and 2010 accomplishments following the turnaround in 2009.  In the Compensation Committee’s judgement  fiscal year 2012 proved to be an exceptional year punctuated by the following:

•                  Annual production in 2012 of 6.11 million BOE was up 40% from 4.36 million BOE in 2011.

•                  Achieved and met 2012 production guidance. Sales volumes for the month of December 2012 averaged 19,500 BOE/d at the top end of the exit target and averaged 16,686 BOE/d for the year. The exit production rate for the month of December 2012 of 19,500 BOE/d was 21% higher than the exit rate of production for month of December 2011 of 16,141 BOE/d;

•                  In November 2012, the Corporation completed the acquisition of 16 gross (11.95 net) sections of Cardium and Mannville prospective lands and 500 BOE/d of production in the Willesden Green area of Alberta for approximately $21 million, which added an anticipated 25 net Cardium development locations, 4 net Notikewin/Falher development locations and a 25% working interest in an operated compressor station and gathering system. As at December 31, 2012, a proved plus probable reserves having a net present value (10% discount before tax) of $48 million were assigned to this property;

•                  In December 2012, Bellatrix completed the acquisition of an additional 11 gross and net sections of highly prospective Cardium and Notikewin/Falher lands in the Ferrier area of west-central Alberta adding an anticipated 37 net drilling locations in the Cardium, 9 net locations in the Notikewin/Falher and an additional 66 net locations in the Duvernay formation;

•                  Funds flow from operations for the year ended December 31, 2012 was $111.0 million ($1.03 per basic share), up 18% from $94.2 million ($0.91 per basic share) in 2011.  Despite average oil and gas prices softening in 2012 when compared to 2011 by 10.8% and 30.5%, respectively, Bellatrix posted its fourth consecutive year of industry leading drill bit growth;

•                  In 2012 total crude oil, condensate and natural gas liquid revenue were 11% higher than in 2011 and  contributed 70% of total revenue compared to 69% in 2011.  Light crude oil, condensate and natural gas liquids revenues in 2012 contributed 82% of total crude oil, condensate and natural gas liquids revenue compared to 83% in 2011;

•                  During the 2012 year, Bellatrix posted a 100% success rate drilling and/or participating in 34 gross (26.32 net) wells, resulting in 28 gross (21.32 net) Cardium oil wells, 2 gross (2.0 net) Cardium condensate-rich gas wells, 1 gross (1.0 net) Duvernay gas well, and 3 gross (2.0 net) Notikewin/Falher liquids-rich gas wells;

•                  Increased total proved plus probable company interest reserves 54.3% to 104.23 million BOE as at December 31, 2012 from 67.55 million BOE as at December 31, 2011; total proved company interest reserves increased 32.7% to 55.5 million BOE for 2012 from 41.8 million BOE as at December 31, 2011; reserve net additions in 2012 replaced 702% of total production (proved and probable reserves estimates are based on a report prepared by Sproule Associates Limited (“Sproule”) effective December 31, 2012);

•                  Increased net present value of future net revenue of proved plus probable reserves (10% discount rate before tax) to $1.07 billion or 54% as at December 31, 2012 from December 31, 2011 despite declining gas prices;

•                  Increased net asset value to $9.90 per basic share as at December 31, 2012 (based on the future net revenue of proved plus probable reserves at a 10% discount rate before tax, internal estimates of the value of undeveloped lands and seismic, and 107.9 million common shares outstanding) from $7.01 per basic share in December 31, 2011 (based on the future net revenue of proved plus probable reserves at a 10% discount rate before tax, internal estimates of the value of undeveloped lands and seismic, and 107.4 million common shares outstanding);

•                  2012 FD&A costs (including changes in future development capital) were in the top decile  relative to the Corporation’s peer group and proved plus probable FD&A costs of $6.95/BOE achieved a 25.2 % reduction from  2011 proved plus probable FD&A costs of $9.29/BOE;

•                  Based on Sproule’s 2013 forecasted average production of 22,888 BOE/d, the Corporation’s reserve life index has improved to 8.6 years for total company interest proved reserves up from 8.0 years in 2011 with total company interest proved and probable reserve life index of 12.4 years compared to 10.0 years presented in 2011;

•                  Recycle ratio was 2.35 times on a proved basis and 5.02 times on a proved plus probable basis after commodity price risk contracts and excluding future development costs;

•                  Effective December 13, 2012, the Corporation’s borrowing base was increased by $20 million to $220 million, through to the next redetermination date of May 31, 2013;

•                  Annualized debt to funds flow from operations ratio was 1.6x for 2012 compared to 1.0x for 2011, 1.4x for 2010, 3.5x in 2009 and 9.2x in 2008; debt and debt to cash flow ratio were higher than budgeted due to two strategic acquisitions completed in the fourth quarter of 2012; total net indebtedness as at December 31, 2012 was $189.6 million, with $133 million of this amount being bank indebtedness reflecting a 60% draw on the Corporation’s $220 million credit facility;

•                  Reduced operating expenses to $8.73 per BOE for the year ended December 31, 2012 from $11.53 per BOE for the year ended December 31, 2011, $10.78 per BOE for the year ended December 31, 2010 and $14.64 per BOE for the year ended December 31, 2009;

•                  G&A per BOE reduced to $2.34 for the year ended December 31, 2012 from $2.83 for the year ended December 31, 2011, $3.03 for the year ended December 31, 2010, $3.33 for the year ended December 31, 2009 and $3.61 for the year ended December 31, 2008 per BOE;

•                  Successfully disposed of $6.7 million of non-core properties and executed on several smaller acquisitions complimentary with the Corporation’s core operations;

•                  The Corporation entered into separate agreements in December 2012, 2011, and 2010 to raise $10 million, $3.7 million, and $1.6 million, respectively, for the construction of certain facilities in each of the years.

•                  On September 20, 2012, Bellatrix received approval for listing of its Common Shares on the NYSE MKT, and its Common Shares commenced trading on September 24, 2012 under the symbol “BXE”;

•                  Trading price per Common Share decreased 13% to $4.27 per share as at December 31, 2012 from $4.91 per share as at December 31, 2011 which was solid performance in a difficult market relative to our peers. This compared to $4.80 per share as at December 31, 2010 and $2.65 per share at December 31, 2009, and a significant increase from the low price of $0.48 per share in 2009.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet of natural gas per one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. It should not be assumed that the estimates of future net revenues presented herein represent the fair market value of the reserves.

For further information with respect to the 2012 financial and operating results of the Corporation, including information relating to certain terms used in the above summary which are not recognized terms under Canadian generally accepted accounting principles, see the Corporation’s Annual Information Form for the year ended December 31, 2012, annual audited financial statements for the year ended December 31, 2012 and related management’s discussion and analysis, and the press releases of the Corporation dated February 21, 2012 and March 7, 2012, all of which are available on SEDAR at www.Sedar.com.

Based on these 2012 corporate achievements and personal performance the CEO recommended cash bonuses for the Vice-President’s which approximated 100% of their base salary. The Compensation Committee supported these recommendations and the Board subsequently approved the bonuses. In addition the Compensation Committee recommended and the Board approved a significant bonus of $1.0 million to the CEO. In the Compensation Committee’s judgement Mr. Smith’s leadership and energy was a critical element in the re-building of the management team and in strategically repositioning the Corporation for growth. Since late 2009 the Corporation has implemented and executed a successful drilling program resulting in increased production, cash flow, reserves, financial flexibility and share price and has positioned itself for further growth in 2013 and beyond.

In addition to the cash bonuses paid on an annual basis, the Compensation Committee occasionally recommends for consideration of the Board cash bonuses that may be paid to executive officers for specific actions taken on behalf of Bellatrix.

Other Executive Benefits

In addition to salary, Options and bonuses, the executive officers are entitled to certain other benefits that are not available to other employees of the Corporation.  A description of the executive benefits is set out below.

Health Care and Lifestyle Spending Account

Effective January 1, 2012, executive officers are eligible to claim health, medical, dental and wellness expenses up to a maximum of $20,000 per annum pursuant to the Health Care and Wellness Spending Accounts established for each executive officer. The Health Care and Wellness Spending Accounts may be used to claim health, medical and dental related costs incurred by executive officers and their dependents which are not taxable as income for the executive officers provided that these non-taxable expenses must meet the Canada Revenue Agency’s (“CRA”) tax deduction guidelines for eligible expenses. Other health or wellness expenses that do not meet the CRA’s guidelines for eligible expenses can also be claimed but such expenses are taxable as income for the executive officers.  Although all employees of the Corporation receive a Health Care and Wellness Spending Account, the amounts of such accounts are greater for executive officers.

Global Medical Care

Effective January 1, 2013, Global Medical Care is available to executive officers (and their dependents) that seek to complement their provincial health coverage, employee health care or critical illness plans with personal medical support, immediate empowerment and global access. As a medical insurance plan, Global Medical Care is not taxable to the participant and is paid for by the Corporation which deducts the premiums paid as a health expense.

Other Executive Benefits

The Corporation pays up to $7,500 in executive club membership fees for executive officers (not taxable) and provides paid parking (taxable benefit) of approximately $6,300 per year.  Additional details about perquisites and benefits received by the executive officers can be found in the “Summary Compensation Table” set out below and in the notes thereto.

Performance Graph

The following graph illustrates our cumulative Shareholder return, as measured by the closing price of our Common Shares (formerly trust units of True Energy Trust) from December 31, 2007 and at the end of each financial year, assuming an initial investment of $100 on December 31, 2007 compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P TSX Oil and Gas Exploration & Production (Sub-index), assuming the reinvestment of dividends and distributions where applicable.

	2007/12/31	2008/12/31	2009/12/31	2010/12/31	2011/12/31	2012/12/31
Bellatrix Exploration Ltd. (1)	100	40	86	154	158	137
S&P/TSX Composite Index	100	67	90	106	97	94
S&P/TSX Composite Index Energy (Sector)	100	66	92	105	94	104
S&P/TSX Oil & Gas Exploration & Production (Sub Ind)	100	69	98	111	91	81

Notes:

(1)                                 Reflects Shareholder return from December 31, 2007 (trust units of True Energy Trust before November 1, 2009 and Common Shares after November 1, 2009).

In 2009, significant changes to management were made beginning in January 2009 with the appointment of Mr. Smith as President and CEO.  The following graph illustrates the percentage change in our cumulative Shareholder return, as measured by the closing price of our Common Shares (formerly trust units of True Energy

Trust) from December 31, 2008 to December 31, 2012 compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P TSX Oil and Gas Exploration & Production (Sub-index), assuming the reinvestment of dividends and distributions where applicable.

	2008	2009	2010	2011	2012
Bellatrix Exploration Ltd.	0%	115%	285%	295%	243%
S&P/TSX Composite Index	0%	35%	58%	45%	55%
S&P/TSX Composite Index Energy (Sector)	0%	39%	57%	42%	42%
S&P/TSX Oil & Gas Exploration & Production (Sub Ind)	0%	42%	61%	32%	17%

Due to changes in management in 2009, the compensation paid to the executive officers since 2009 has little relationship with the compensation paid and the corporate performance achieved in previous years.  As demonstrated in the above graph, the total return on the Common Shares has increased significantly since the change in management in January 2009 even when compared to the entities included in the above indices.  The increased compensation during 2010 and 2011 was based on various factors, including but not limited to the increase in the Common Share price and certain other factors discussed under “Compensation Discussion and Analysis — Bonus Plans”.

The total compensation for the executive officers is affected by increases and decreases in the price of Common Shares as the value of Options increase or decrease as Common Share prices increase or decrease. Options and payments under the bonus plan (to the extent that such payments are based on meeting corporate performance expectations) represent “at risk” compensation which help align the total return on the Common Shares and the compensation received by our executive officers. Total executive compensation does not always directly correlate with increases and decreases in the total return on the Common Shares due to the need of the Corporation to continue to provide competitive salaries and increases in salary levels in the market.

Summary Compensation Table

The following table sets forth for the years ended December 31, 2012, 2011 and 2010 information concerning the compensation paid to our CEO and Chief Financial Officer (“CFO”) and the three most highly compensated executive officers, other than the CEO and CFO, at the end of the year ended December 31, 2012 whose total compensation was more than $150,000 (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers” or “NEOs”).

			Option-	Share-	Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	based awards(6) ($)	based awards (7) ($)	Annual incentive plans(8)	Long-term incentive plans	Pension value ($)	All other compensation(9)	Total Compensation ($)
Raymond G. Smith President and Chief Executive Officer(1)	2012 2011 2010	380,376 339,560 281,200	120,328 540,124 549,200	nil nil nil	1,000,000 1,000,000 1,010,000	nil nil nil	nil nil nil	73,885 54,000 54,000	1,574,589 1,933,687 1,894,600

Edward J. Brown Executive Vice- President, Finance and Chief Financial Officer(2)	2012 2011 2010	290,500 277,250 265,000	120,328 540,124 307,650	nil nil nil	294,000 280,000 275,000	194,183 nil nil	nil nil nil	56,421 13,800 9,938	955,432 1,111,174 857,588

Brent A. Eshelman Executive Vice President(3)	2012	130,625	394,256	nil	142,500	nil	nil	31,706	699,087

Ving Y. Woo Vice President, Engineering and Chief Operating Officer(4)	2012 2011 2010	272,862 260,750 220,800	120,328 540,124 329,600	nil nil nil	276,150 263,000 250,000	nil nil nil	nil nil nil	40,815 12,988 3,938	710,155 1,076,862 804,338

Russell G. Oicle Vice President, Exploration(5)	2012 2011 2010	272,862 260,750 250,000	120.328 540,124 307,650	nil nil nil	276,150 263,000 250,000	nil nil nil	nil nil nil	39,943 12,988 9,375	709,283 1,076,862 817,025

Notes:

(1)                                 In 2010, Mr. Smith was paid a salary of $27,000 for serving as President and CEO of Bellatrix and fees of $254,200 for services provided to Bellatrix as a consulting contractor.  In March 2010, the Compensation Committee recommended and the Board approved an increase in Mr. Smith’s annual salary to $28,000 for serving as President and CEO of Bellatrix and an increase in the annual fee to $271,200 for services provided to Bellatrix as consulting contractor to be effective June 1, 2010. As a consultant, commencing January 1, 2010, Mr. Smith paid the Corporation $500 per month for the use of office space for a total of $6,000 in each of 2010, 2011 and 2012. In 2010, 2011 and 2012, the Corporation paid for certain of Mr. Smith’s living accommodations in the amount of $54,000, $54,000 and $58,000, respectively, which are included in the above table under “All other compensation”.  In March 2011, the Compensation Committee recommended and the Board approved an increase in Mr. Smith’s annual salary to $35,000 for serving as President and CEO of Bellatrix and an increase in the annual fee to $315,000 for services provided to Bellatrix as a consulting contractor to be effective April 1, 2011.  In March 2012, the Compensation Committee recommended and the Board approved an increase in Mr. Smith’s annual salary to $39,050 for serving as President and CEO of Bellatrix and an increase in the annual fee to $351,450 for services provided to Bellatrix as a consulting contractor to be effective April 1, 2012.  Effective January 1, 2013, the Corporation and Mr. Smith agreed to terminate Mr. Smith’s consulting and employment arrangements with the Corporation and Mr. Smith became a full-time salaried employee with an annual salary of $390,500. In March 2013, the Compensation Committee recommended and the Board approved an increase in Mr. Smith’s salary to $454,900 effective April 1, 2013.

(2)                                 In each of the years ended December 31, 2012, 2011 and 2010 Mr. Brown received an annual car allowance of  $12,000 per year, which is included in the above table under “All other compensation”. In March 2011, the Compensation Committee recommended, and the Board approved, an increase in Mr. Brown’s annual salary to $280,000 effective April 1, 2011. In March 2012, the Compensation Committee recommended, and the Board approved, an increase in Mr. Brown’s annual salary to $294,000 effective April 1, 2012. In March 2013, the Compensation Committee recommended, and the Board approved, the appointment of Mr. Brown to Executive Vice President, Finance & Chief Financial Officer and an increase in Mr. Brown’s annual salary to $326,340 effective April 1, 2013.

(3)                                 Mr. Eshleman was appointed Executive Vice President on July 16, 2012. The amounts shown in the table represent the amounts actually paid in 2012 and a pro-rated bonus payment in 2013 with respect  to 2012. In March 2013, the Compensation Committee recommended, and the Board approved, an increase in Mr. Eshleman’s annual salary to $326,340 effective April 1, 2013.

(4)                                 In November 2010, the Compensation Committee recommended and the Board approved an increase in Mr. Woo’s annual salary to $250,000 to be effective December 1, 2010. In March 2011, the Compensation Committee recommended, and the Board approved, an increase in Mr. Woo’s annual salary to $263,000 to be effective April 1, 2011. In March 2012, the Compensation Committee recommended, and the Board approved, an increase in Mr. Woo’s annual salary to $276,150 to be effective April 1, 2012. In March 2013, the Compensation Committee recommended, and the Board approved, an increase in Mr. Woo’s annual salary to $289,958 effective April 1, 2013.

(5)                                 In January 2010, the Compensation Committee recommended and the Board approved an increase in Mr. Oicle’s annual salary to $250,000. In March 2011, the Compensation Committee recommended, and the Board approved, an increase in Mr. Oicle’s annual salary to $263,000 to be effective April 1, 2011. In March 2012, the Compensation Committee recommended, and the Board approved, an increase in Mr. Oicle’s annual salary to $276,150 to be effective April 1,

2012. In March 2013, the Compensation Committee recommended, and the Board approved, an increase in Mr. Oicle’s annual salary to $289,958 to be effective April 1, 2013.

(6)                                 Based on the grant date fair value of the applicable awards.  The fair values of Options granted in 2012 to all NEOs, other than the options granted to Mr. Eshleman, are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under International Financial Reporting Standards (“IFRS”) with the following assumptions: dividend yield of zero percent, expected volatility of 43.01% in the first year after grant, 54.99% in the second year after grant and 61.11% in the third year after grant, expected percent average risk-free interest rate of 1.01 percent, and an expected life of five years for each year.  The assumptions for valuing Mr. Eshleman’s options were as follows: dividend yield of zero percent, expected volatility of 45.38% in the first year after grant, 56.14% in the second year after grant and 60.91% in the third year after grant, percent average risk-free interest rate of 0.958 percent, and an expected life of five years for each year. The fair values of Options granted in 2011 are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions for the year Ended December 31, 2011: dividend yield of zero percent, expected volatility of 66 percent, respectively, average risk-free interest rate of 1.97 percent, and an expected life of five years for each year. For the year ended December 31, 2010 the fair values of Options are estimated on the date of grant using the Black-Scholes option pricing model determined under Section 3870 of the CICA Handbook with the following assumptions: dividend yield of zero percent, expected volatility of 75 and 69 percent, respectively, risk-free interest rate of  2.6 and 1.76 percent, respectively, and an expected life of five years for each year. The 2010 fair values have not been restated under IFRS standards. This methodology was selected due to its acceptance as an appropriate evaluation methodology for similar sized oil and gas companies.

(7)                                 The Corporation has not granted any share-based awards to its executive officers.

(8)                                 Represents cash bonuses that are declared and paid annually in March to executives in the year following the year that they are earned.  With respect to the cash bonuses declared in March 2011 for 2010 performance, the Board required that 50% of the after-tax amount of such bonuses be used by the executive officers to purchase Common Shares through the facilities of the TSX; however, no such requirement was imposed with respect to the bonuses declared and paid in March 2013 and March 2012 for 2012 and 2011, respectively, performance.  In May 2010, the Compensation Committee recommended and the Board approved that a cash bonus of $10,000 be paid to each of Mr. Smith and Mr. Brown effective June 1, 2010 for certain actions taken on behalf of Bellatrix including the successful completion of the debenture refinancing in April of 2010 (for details of the debenture refinancing, see “General Development of Business” in the Corporation’s Annual Information Form for the year ended December 31,2010 which is available on www.sedar.com.).

(9)                                 The amounts reported under “All other compensation” reflect contributions made on behalf of the Named Executive Officer to Bellatrix’s Employee Savings Plan (other than Mr. Smith who did not participate in the Employee Savings Plan in the years ended December 31, 2012, 2011 and 2010), amounts reimbursed to the executive officers under the Health Care and Wellness Spending Accounts up to a maximum of $20,000 per annum per executive officer, parking allowances of $6,300 per executive officer, executive club membership fees up to a maximum of $7,500 and perquisites and benefits received by certain executive officers as indicated in the foregoing notes.

Incentive Plan Awards

Option Plan

The Option Plan is intended to afford persons who provide services to Bellatrix an opportunity to obtain a proprietary interest in Bellatrix by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Bellatrix.  The Option Plan permits the granting of Options to officers, directors, employees, consultants and other service providers (“Optionees”) of Bellatrix and its subsidiaries.

The maximum number of Common Shares issuable on exercise of Options outstanding at any time is limited, in the aggregate, to 10% of the issued and outstanding Common Shares.  Any increase in the issued and outstanding Common Shares (whether as a result of exercise of Options, or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted, upon exercise, makes new grants available under the Option Plan.  Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof results in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

The number of Common Shares issuable pursuant to Options granted under the Option Plan or any other security based compensation arrangements of Bellatrix:  (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one year period may not exceed 10% of the outstanding

Common Shares.  In addition, the number of Common Shares issuable at any time pursuant to Options to directors that are not officers or employees of Bellatrix or its subsidiaries may not in the aggregate exceed 1% of the outstanding Common Shares; however, at the present time the Compensation Committee and the Board do not have any intention to grant Options to directors that are not officers or employees of Bellatrix or its subsidiaries as such individuals are entitled to grants of DSUs pursuant to the DSU Plan (as defined below). Options granted under the Option Plan are not assignable.

Options have a term not to exceed five years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Board or a committee of the Board appointed from time-to-time to administer the Option Plan (the Board or, if appointed, such committee is referred to as the “Committee”).  In the absence of any determination to the contrary, Options will vest and be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.  If a Option is set to expire within, or within seven business days following the end of, a “Black Out Period” (as such term is defined in the Option Plan) and the Optionee is subject to the Black Out Period, the expiry date of the Option is extended for seven business days following the end of such Black Out period.

The exercise price of any Options granted is determined by the Committee at the time of grant, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five consecutive trading days immediately preceding the date of grant.

The Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise (“Cashless Exercise”) of an Optionee’s vested and exercisable Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its Options in exchange for the issuance by Bellatrix of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the exercise price of such Option. In addition, the Option Plan also provides that an Optionee has the right to make an offer (the “Surrender Offer”) to Bellatrix to surrender any of the Options held by such person for an amount (not to exceed the fair market value) specified therein by the Optionee and Bellatrix may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.  The Surrender Offer is intended to allow an Optionee, if permitted by the Corporation, to surrender their Options for a payment in cash equal to the difference between the Market Price and exercise price of such Options instead of exercising such Options for Common Shares.

If an Optionee ceases to be a director, officer, employee of, or service provider to, Bellatrix or a subsidiary of Bellatrix for any reason, the Optionee shall have a period not in excess of six months as prescribed at the time of grant (12 months in the case of death), following the date the Optionee ceases to be a director, officer, employee or consultant or other service provider to exercise Options held to the extent that the Optionee was entitled to exercise the Options at the date of such cessation.  In the case of a merger, amalgamation or certain other transactions or a take-over bid approved by the Board, Bellatrix has the right to satisfy any obligations to an Optionee in respect of any unexercised Options by paying to the Optionee a cash amount equal to the difference between the exercise price of all unexercised Options held and the fair market value of the securities to which the Optionee would have been entitled to receive on exercise thereof.

Without the prior approval of the Shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed), the Board may not: (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Option beyond the original expiry date of such Option, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) increase the maximum number of Common Shares issuable to directors who are not officers or employees of Bellatrix or its subsidiaries, (vi) make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Option Plan.  Subject to the restrictions set out above, the Board may amend or discontinue the Option Plan and Options granted thereunder without Shareholder approval; provided if the amendment to the Option Plan the requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without such approval.  In addition, no amendment to the Option

Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously grant to such Optionee.

Outstanding Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards outstanding at the end of the year ended December 31, 2012.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Raymond G. Smith	100,000 200,000 250,000 166,667 166,667 166,666	3.39 5.33 3.88 1.50 1.75 2.00	Jun. 3, 2017 Jun. 5, 2016 Apr. 5, 2015 Mar. 22, 2014 Mar. 22, 2014 Mar. 22, 2014	88,000 nil 97,500 461,668 420,001 378,332
Edward J. Brown	100,000 200,000 140,000 50,000 50,000 50,000	3.39 5.33 3.88 0.65 1.25 2.00	Jun. 3, 2017 Jun. 5, 2016 Apr. 5, 2015 Mar. 22, 2014 Mar. 22, 2014 Mar. 22, 2014	88,000 nil 54,600 181,000 151,000 113,500
Brent A. Eshleman	350,000	3.12	Jul. 15, 2017	402,500
Ving Y. Woo	100,000 200,000 150,000 66,666 66,667 66,667	3.39 5.33 3.88 0.79 1.25 2.00	Jun. 3, 2017 Jun. 5, 2016 Apr. 5, 2015 Apr. 7, 2014 Apr. 7, 2014 Apr. 7, 2014	88,000 nil 58,500 231,998 201,334 151,334
Russell G. Oicle	100,000 200,000 140,000 210,000	3.39 5.33 3.88 1.64	Jun. 3, 2017 Jun. 5, 2016 Apr. 5, 2015 Nov. 23, 2013	88,000 nil 54,600 552,300

Notes:

(1)                                 Calculated based on the difference between the closing price of the Common Shares at December 31, 2012 and the exercise price of the Options at such date.

(2)                                 All option-based awards in the above table are Options.

(3)                                 The Corporation has not granted any share-based awards to its executive officers.

Option Awards — Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value of option-based awards which vested during the year ended December 31, 2012 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012.

Name	Option-based awards — Value vested during the year(1) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Raymond G. Smith	721,671	1,000,000
Edward J. Brown	271,505	294,000
Brent A. Eshleman	nil	142,500
Ving Y. Woo	343,894	276,150
Russell G. Oicle	70,000	276,150

Notes:

(1)                                 Calculated based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of the Options.

(2)                                 The Corporation has not granted any share-based awards to its executive officers.

Pension Plans and Retiring Allowances

The Corporation does not currently provide its executive officers, including the CEO, with pension plan benefits or retiring allowances.

Termination and Change of Control Benefits

As at December 31, 2012 Bellatrix had employment agreements (the “Employment Agreements”) with Messrs. Brown, Eshleman, Woo and Oicle, which provided that the Employment Agreements may be terminated by the Corporation (for reason other than “just cause”) upon payment of a termination amount, in lieu of notice, in an amount equal to the sum of (i) prorated annual salary earned but not yet paid up to and including the termination date, (ii) any cash bonus earned but not yet paid, (iii) accrued and unused vacation and reasonable expenses and, (iv) a retiring allowance equal to one times (or in the case of Mr. Brown, equal to two times) the executive’s then current annual salary.  For such termination amounts to be payable, the executive officer must execute a full and final release in favour of Bellatrix.  There is no compensation for loss of benefits.

Pursuant to the Employment Agreements, the salary paid to each executive is subject to an annual salary review.  Each executive is entitled to participate in and receive Options under the Option Plan and the executive is also entitled to participate in any executive bonus plan established by Bellatrix.

The Employment Agreements provide that during the six months following a change of control (as such term is defined in the Employment Agreements) if the executive’s duties, powers, rights or salary are fundamentally diminished, the executive may elect to terminate the Employment Agreement and his employment, and upon doing so, the executive shall be entitled to receive a retiring allowance equal to one times (or in the case of Mr. Smith and Mr. Brown, equal to two times) the executive’s then current annual salary.

Until January 1 2013, Bellatrix had an employment agreement with Mr. Smith for his role as President and CEO of the Corporation. In addition, Mr. Smith acted as a consultant to Bellatrix and had an agreement with Bellatrix with respect to his role as a consultant. Mr. Smith’s employment agreement with Bellatrix provided that it could be terminated at any time by either party, without cause or reason, upon providing 90 days notice. Mr. Smith’s consulting agreement was renewed effective April 1, 2012 for a term of 36 months. Mr. Smith’s consulting agreement provided that it could be terminated by Bellatrix (for reason other than just cause) upon payment of a termination amount, in lieu of notice, in an amount equal to the compensation that Mr. Smith would have been otherwise entitled to for the lesser of (i) the remainder of the term of the consulting agreement, and (ii) 14 months. The agreements provided that Mr. Smith would be reimbursed for certain living accommodations and commuting expenses incurred with respect to the provision of his services.

Effective January 1, 2013, Mr. Smith and the Corporation agreed to terminate both the employment agreement and the consulting agreement and Mr. Smith became a salaried employee. In March 2013, the Compensation Committee recommended and the Board approved a new employment agreement for Mr. Smith on substantially the same terms as the Employment Agreements between the Corporation and the Vice-Presidents of the Corporation with a retiring allowance equal to two times Mr. Smith’s then current annual salary.

If the Employment Agreements were terminated by Bellatrix other than for just cause or by the respective executive officers following a change of control under the circumstances described above, at December 31, 2012, the amounts payable thereunder to Messrs. Brown, Eshleman, Woo and Oicle would have been $950,000, $470,000, $566,000 and $566,000, respectively, including bonus earned in 2012 and paid in 2013.  If Mr. Smith’s old employment agreement and consulting agreement were terminated by Bellatrix other than for just cause at December 31, 2012, the aggregate amount payable thereunder to Mr. Smith would have been $455,583. Under the Option Plan, Options do not automatically accelerate in the event of a change of control; however, such Options may be accelerated at the discretion of the Board. The acceleration of options have not been included in the calculation of the termination payments for the executive officers.

Under the terms of the Employment Agreements, the executive officers have agreed that for a period of six months after the termination date, the executive shall not, directly solicit, induce, encourage or facilitate employees or consultants of the Corporation to leave the employment of, or consulting relationships with, Bellatrix. The executive officers have also agreed to keep proprietary and confidential information in confidence for so long as the information and knowledge remains proprietary and confidential.

Director Compensation

Narrative Description of Director Compensation

In 2012, the compensation for non-management directors consisted of cash retainers and meeting fees and grants of deferred share units (the “DSUs”) under the deferred share unit plan (the “DSU Plan”) of the Corporation and certain other benefits. No Options were granted to non-management directors in 2012. Directors were also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. Messrs. Dunn, Baker and Johnson are also members of Bellatrix’s medical and dental plan.

The form of compensation as well as the amount of such compensation to be provided to non-management members of the Board are recommended by the Compensation Committee and approved by the Board. Unlike compensation for Bellatrix’s executive officers, the compensation of non-management directors is not designed to pay for performance but to ensure that the interests of directors are aligned with the interest of shareholders. Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Grants of DSU’s are intended to align the directors’ interests with the interests of the Shareholders.  In determining the compensation to be awarded to our directors, the Compensation Committee utilizes compensation information obtained from public disclosure documents of comparable issuers. Director compensation is intended to be competitive to director compensation of comparable issuers.  See “Compensation Disclosure and Analysis” for a list of comparable issuers included in the Corporation’s peer group.

Prior to 2011, non-management directors received grants of Options as part of their total compensation. In 2011, the Compensation Committee began considering alternative means of providing compensation to non-management directors to address concerns from certain corporate governance groups that the use of share options by companies as compensation for non-management directors had the potential of creating a conflict between non-management directors’ personal interests and the duties of such non-management directors to oversee not only a company’s compensation scheme but also its corporate governance and long-term sustainability. Although the Option Plan does contain a restriction on the number of Common Shares issuable pursuant to outstanding Options granted to non-management directors, which was implemented to address such corporate governance concerns, the Compensation Committee believed that eliminating Options as part of non-management directors’ compensation in favour of an alternative form of compensation would be preferable. As a result, in May 2011 the Compensation Committee recommended and the Board approved the DSU Plan that permits the grant of DSUs to directors who are not also full—time employees of Bellatrix or any of its subsidiaries.  At the present time the Compensation Committee and the Board do not have any intention to grant any further Options to directors that are not officers or employees of Bellatrix or its subsidiaries as such individuals are entitled to grants of DSUs pursuant to the DSU Plan.

Each element of the Corporation’s non-management director compensation program is described in more detail below.

Fees and Retainers

In 2012, directors of Bellatrix (excluding Mr. W.C. (Mickey) Dunn and Mr. Raymond G. Smith) were paid compensation based on an annual retainer fee of $40,000 (which was increased from $35,000 on April 1, 2011 based on the recommendation of the Compensation Committee and the approval of the Board) and $1,000 for every committee and Board meeting attended in person or by conference call.  Mr. W.C. (Mickey) Dunn received an annual retainer of $120,000 and was not paid for attending meetings (after August 1, 2012, and prior thereto Mr. Dunn received an annual retainer of $80,000 and $1,000 for every committee and Board meeting attended in person or by conference call) as remuneration for his acting as a director and Chairman of Bellatrix. In 2012, the Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees received an additional annual fee of $5,000, and the Chair of the Audit Committee received an additional annual fee of $10,000.  Based on the recommendation of the Compensation Committee, the Board approved, effective January 1, 2013, the fee received by directors for every committee and Board meeting attended in person or by conference call was increased to $1,500, the Chairman’s retainer was increased to $130,000 per annum with no meeting fees, the annual fee for each of the Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees was increased to $7,500, and the fee for the Chair of the Audit Committee annual fee was increased to $15,000.

DSU Plan

The DSU Plan is intended to achieve the following objectives:

•                  to promote a greater alignment of interests between non-management directors of the Corporation and the Shareholders by providing a means to accumulate a meaningful financial interest in the Corporation that is commensurate with the responsibility, commitment and risk of directors;

•                  to support a compensation plan that is competitive and rewards long-term success of the Corporation as measured in total Shareholder return for the Corporation; and

•                  to assist the Corporation’s ability to attract and retain qualified individuals with the experience and ability to serve as directors.

Under the DSU Plan, DSUs are granted by the Corporation to non-management directors that provide rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the day of payment.  Management directors are not eligible to participate in the DSU Plan.

In addition to an annual grant of DSUs and any other discretionary grants which may be approved by the Board to non-management directors, the DSU Plan also provides that non-management directors may from time to time elect to receive any portion of their annual Board member retainer and other fees in the form of DSUs.  A director wishing to receive such remuneration in the form of DSUs must elect to do so by notice to the Corporation prior to the commencement of the year in respect of which the remuneration is to be earned and may only withdraw such election on a once yearly basis. A director’s remuneration elected to be received in the form of DSUs (if any) is referred to as the “Deferred Remuneration”.  The Corporation credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable.  The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

DSUs vest immediately upon being credited to a director’s account; however, a director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with the Corporation, or where a director has (except as a result of death) otherwise ceased to hold any positions with the Corporation.  Following such termination of services, all DSUs credited to the director’s account will be redeemed by the Corporation as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to the Corporation (either such date, the “Maturity Date”).

A director is not entitled to receive any amount prior to his or her Maturity Date.  Within ten calendar days following the Maturity Date, the Corporation will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of termination of such director’s services to the Corporation, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the Maturity Date.

If a director dies while in office or after ceasing to hold all positions with the Corporation but before the Maturity Date, the Corporation will, within 90 days of the date of death, make a lump sum cash payment to the director’s estate in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of death.

At the election of the Board, subject to any required approval of the TSX and, if required by the policies of the TSX, the Shareholders, the Board may elect to deliver Common Shares issued from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of Deferred Share Units, in which case such number of Common Shares shall be issued equal to the number of Deferred Share Units in the director’s account on the date of termination of the directors’ services to the Corporation or the date of death of the director, as applicable.

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, additional DSUs are credited to the director’s account as of the dividend payment date, based on the dollar amount of the dividends notionally payable in respect of such number of DSUs in the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Other Benefits

Effective January 1, 2012, directors became eligible to claim health, medical, dental and wellness expenses for themselves and their spouses up to a maximum of $20,000 per annum per director pursuant to Health Care and Wellness Spending Accounts established for each director. The Health Care and Wellness Spending Accounts established for each director are substantially the same as the Health Care and Wellness Spending Accounts established for executive officers. In addition, effective January 1, 2013, directors (other than Messrs. Todd, Hawkrigg and Johnson) and their dependents became eligible for Global Medical Care to complement their provincial health coverage, employee health care or critical illness plans with personal medical support.

Directors’ Summary Compensation Table

The following table sets forth for the year ended December 31, 2012, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Option- based awards(1) ($)	Share- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(3) ($)	Total ($)
Doug N. Baker	66,000	nil	100,000	nil	nil	13,460	179,460
Murray L. Cobbe	53,000	nil	100,000	nil	nil	nil	153,000
John H. Cuthbertson	57,000	nil	100,000	nil	nil	nil	157,000
W.C. (Mickey) Dunn	108,833	nil	100,000	nil	nil	16,675	225,508
Melvin M. Hawkrigg	54,000	nil	100,000	nil	nil	nil	154,000
Robert A. Johnson(4)	52,000	nil	100,000	nil	nil	nil	152,000
Keith E. Macdonald	62,250	nil	100,000	nil	nil	nil	162,250
Murray B. Todd	57,000	nil	100,000	nil	nil	nil	157,000

Notes:

(1)                                 No option-based awards were made to non-management directors in 2012.

(2)                                 The compensation reported under share-based awards is the value of DSUs granted in the year ended December 31, 2012.  The value of DSUs is based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the DSU awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is remeasured as at the December 31, 2012 balance sheet date using the same methodology.  As a result, the total compensation expense for these DSU grants under IFRS for the year ended December 31, 2012 would be approximately $203,000 (or $16,917 per director) higher in aggregate for all directors.

(3)                                 Includes premiums paid on behalf of Messrs. Dunn and Baker as members of the Corporation’s medical and dental benefit plan and amounts of reimbursement to each director under Health and Wellness Spending Accounts.

(4)                                 Mr. Johnson elected to take a portion ($52,000) of his 2012 fees earned in the form of DSUs as Deferred Remuneration. As a result, Mr. Johnson received 13,306 DSUs in lieu of such fees that are reflected under “Fees earned”, but not under “Share-based awards”.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have vested but have not been paid out or distributed(2) (#)	Number of shares or units that have not vested(2)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)(2)(3)
Doug N. Baker	20,500 31,667 31,667 31,666	3.88 1.50 1.75 2.00	Apr. 5, 2015 Mar. 22, 2014 Mar. 22, 2014 Mar. 22, 2014	7,995 87,718 79,801 71,882	48,261	nil	nil	204,144
Murray L. Cobbe	20,500 31,667 31,667 31,666	3.88 1.50 1.75 2.00	Apr. 5, 2015 Mar. 22, 2014 Mar. 22, 2014 Mar. 22, 2014	7,995 87,718 79,801 71,882	48,261	nil	nil	204,144
John H. Cuthbertson	20,500 31,667 31,667 31,666	3.88 1.50 1.75 2.00	Apr. 5, 2015 Mar. 22, 2014 Mar. 22, 2014 Mar. 22, 2014	7,995 87,718 79,801 71,882	48,261	nil	nil	204,144
W.C. (Mickey) Dunn	20,500 31,667 31,667 31,666	3.88 1.50 1.75 2.00	Apr. 5, 2015 Mar. 22, 2014 Mar. 22, 2014 Mar. 22, 2014	7,995 87,718 79,801 71,882	48,261	nil	nil	204,144
Melvin M. Hawkrigg	20,500 31,666 31,667 31,667	3.88 1.50 1.75 2.00	Apr. 5, 2015 July 12, 2014 July 12, 2014 July 12, 2014	7,995 87,715 79,801 71,884	48,261	nil	nil	204,144
Robert A. Johnson(4)	20,500 31,667 31,667 31,666	3.88 1.50 1.75 2.00	Apr. 5, 2015 Sept. 21, 2014 Sept. 21, 2014 Sept. 21, 2014	7,995 87,718 79,801 71,882	70,697	nil	nil	299,048
Keith E. Macdonald	20,500 31,667 31,667 31,666	3.88 1.50 1.75 2.00	Apr. 5, 2015 Mar. 22, 2014 Mar. 22, 2014 Mar. 22, 2014	7,995 87,718 79,801 71,882	48,261	nil	nil	204,144
Murray Todd	20,500 31,667 31,667 31,666	3.88 1.50 1.75 2.00	Apr. 5, 2015 Mar. 22, 2014 Mar. 22, 2014 Mar. 22, 2014	7,995 87,718 79,801 71,882	48,261	nil	nil	204,144

Notes:

(1)                                 Calculated based on the difference between the closing price of the Common Shares at December 31, 2012 and the exercise price of the Options.

(2)                                 All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Corporation.

(3)                                 Calculated based on the number of DSUs held at December 31, 2012 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2012.

(4)                                 Mr. Johnson elected to take a portion ($52,000) of his 2012 fees earned in the form of DSUs as Deferred Remuneration.

Directors’ Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2012 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012.

Name	Option-based awards — Value vested during the year(1)(2) ($)	Share-based awards — Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Doug N. Baker	123,621	100,000	nil
Murray L. Cobbe	123,621	100,000	nil
John H. Cuthbertson	123,621	100,000	nil
W.C. (Mickey) Dunn	123,621	100,000	nil
Melvin M. Hawkrigg	51,735	100,000	nil
Robert A. Johnson(4)	87,519	100,000	nil
Keith E. Macdonald	123,621	100,000	nil
Murray Todd	123,621	100,000	nil

Notes:

(1)                                 Calculated based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of the Options.

(2)                                All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be director of the Corporation.

(3)                                 Calculated based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for five trading days prior to the date of the grant.

(4)                                 The 13,306 DSUs Mr. Johnson received as Deferred Remuneration in lieu of a portion ($52,000) of his 2012 fees have not been included in this table.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding rights (a)	Weighted-average exercise price of outstanding rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Common Shares under our Option Plan approved by Shareholders	9,420,451	$3.46	1,318,678
Equity compensation plans not approved by Shareholders	nil	nil	nil
Total	9,420,451	$3.46	1,318,678

Note:

(1)                                 Represents the maximum number of Common Shares issuable under the Option Plan based upon the number of Common Shares outstanding as at December 31, 2012.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of our or our subsidiaries’ directors, executive officers, employees or any of our, or our subsidiaries’, former directors, executive officers or employees or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.

The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

Set out below is a description of the Corporation’s current corporate governance practices, relative to the Form 58-101F1 Disclosure.  The Audit Committee Information required by National Instrument 52-110 — Audit Committees can be found in the Corporation’s Annual Information Form for the year ending December 31, 2012.

1.                                      Board of Directors

(a)                                 Disclose the identity of directors who are independent.

The following eight (8) directors of the Corporation are independent (for purposes of NI 58-101):

Doug N. Baker
Murray L. Cobbe
John H. Cuthbertson
W.C. (Mickey) Dunn
Melvin M. Hawkrigg
Robert A. Johnson
Keith E. Macdonald
Murray B. Todd

(b)                                 Disclose the identity of directors who are not independent, and describe the basis for that determination.

Raymond G. Smith is not independent as he is the President and CEO of the Corporation.

(c)                                  Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the nominees for election as directors of the Corporation (eight of the nine) are independent.

(d)                                 If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following nominees for election as directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers

Raymond G. Smith	Madalena Ventures Inc.

Doug N. Baker	Winstar Resources Ltd. RMP Energy Inc. Genesis Land Development Corp. Century Energy Ltd. Longview Oil Corp.

Murray L. Cobbe	Trican Well Service Ltd. Pason Systems Inc. Secure Energy Services Inc.

Name of Director	Name of Other Reporting Issuers

John H. Cuthbertson	None

W.C. (Mickey) Dunn	The Cash Store Financial Services Inc.

Melvin M. Hawkrigg	None

Robert A. Johnson	None

Keith E. Macdonald

Holloman Energy Corp.
EFL Overseas Inc.
Mountainview Energy Ltd.
Madalena Ventures Inc.
Surge Energy Inc.
Rocky Mountain Dealerships Inc.
WCSB Oil & Gas Royalty Income
Limited Partnerships (as director of the general partners)

Murray B. Todd	None

(e)                                  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the end of or during each meeting of the Board, the independent directors are given the opportunity to meet in camera and without the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting.  This has occurred for each meeting of the Board held since the beginning of the most recently completed financial year.  In addition, other meetings of the independent directors may be held from time to time if required.  Since the beginning of the Corporation’s most recently completed financial year, 11 meetings of the independent directors were held.

(f)                                   Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is W.C. (Mickey) Dunn, who is an independent member of the Board.  The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of Shareholders and to enforce the rules of order in connection with such meetings.  The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit.  The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present.  The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g)                                  Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year through to April 19, 2013.

	Board	Audit	Reserves, Safety and Environment	Compensation	Governance	Total	Attendance Rating %
Raymond G. Smith	11/11	—	—	—	—	11/11	100
Doug N. Baker	10/11	5/6 (Chair)	—	—	3/3	18/20	90
Murray L. Cobbe	11/11	—	3/3	4/4	—	18/18	100
John H. Cuthbertson	11/11	—	—	—	3/3 (Chair)	14/14	100
W.C. (Mickey) Dunn	11/11	—	—	4/4	3/3	18/18	100
Melvin M. Hawkrigg	10/11	6/6	—	—	—	16/17	94
Robert A. Johnson	11/11	—	3/3	—	—	14/14	100
Keith E. Macdonald	11/11	6/6	—	4/4 (Chair)	—	21/21	100
Murray B. Todd	11/11	—	3/3 (Chair)	—	—	14/14	100

2.                                      Board Mandate — Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix A.

3.                                      Position Descriptions

(a)                                 Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chairman of each of the committees of the Board.

(b)                                 Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

4.                                      Orientation and Continuing Education

(a)                                 Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis.  As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties.  The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation’s particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b)                                 Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for directors of the Corporation.  The Corporation, however, regularly provides the directors (at least on a quarterly basis) briefings and an update on business, operations and affairs of the Corporation, including new and ongoing prospects of the Corporation, the Corporation’s performance relative to its peer and other development related thereto that could have a significant impact on the Corporation’s operations and results.  Such updates are conducted by senior levels of management with responsibility in the various areas under discussion.  In addition, from time to time, presentations and seminars are provided to the Board, recent examples of which include presentations on the capital markets and the Corporation’s position relative to its peers by investment bankers, a presentation on commodity prices by an industry expert in the area and presentations on new accounting pronouncements and rules, including International Financial Reporting Standards, by the auditors the Corporation.  The Corporation also encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of certain courses.

5.                                      Ethical Business Conduct

(a)                                 Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the “Code”).

(i)                                    disclose how a person or company may obtain a copy of the code;

A copy of the Code may be obtained from the Executive Vice-President, Finance and Chief Financial Officer of the Corporation at (403) 266-8670 or ed.brown@bellatrixexp.com and is also available on SEDAR at www.sedar.com.

(ii)                                describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees and consultants are provided with a copy of the Code on commencement of service and are required to confirm in writing that they have read and understand the Code and acknowledge his or her agreement to abide by the Code.  Annual reminders that compliance with the Code is required are provided.

(iii)                            provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)                                 Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c)                                  Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a “Whistleblower Policy” wherein employees of the Corporation are provided with the mechanics by which they may raise concerns in a confidential, anonymous process.  Individual directors also attend the Corporation’s offices periodically and appear at various corporate functions where they are accessible to employees who may wish to raise concerns.

6.                                      Nomination of Directors

(a)                                 Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for recommending to the Board suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors.  In making such recommendations, the Corporate Governance Committee is to consider: (i) the needs of the Corporation and its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

In the past, when potential candidates have been identified, they are screened to ensure that they possess the requisite qualities of integrity, areas of business and professional experience, independence considerations and other skills.  The other commitments of the potential candidates are also considered to ensure that the candidate is able to fulfill his obligations as a member of the Board.  Potential candidates are identified through suggestions by members of the Board, industry contacts and, in certain cases, professional search agencies.

The Corporate Governance Committee is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

(b)                                 Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee is responsible for nominating directors.  All of the members thereof are independent for this purpose.

(c)                                  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7.                                      Compensation

(a)                                 Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See “Statement of Executive Compensation — Compensation Disclosure and Analysis” and “Statement of Executive Compensation — Director Compensation”.

(b)                                 Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All the members of the Compensation Committee are independent for such purpose.

(c)                                  If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See “Statement of Executive Compensation — Compensation Governance — Compensation Committee Mandate”.

8.                                      Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit and Compensation Committees, the Corporation has established a Reserves, Safety and Environmental Committee and the Corporate Governance Committee.

The Corporate Governance Committee also acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a).  In addition, the Corporate Governance Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(A)                               annually reviewing the mandates of the Board and its committees, including the Corporate Governance Committee Mandate, and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(B)                               considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(C)                               preparing and recommending to the Board annually a statement of corporate governance practices to be included in the Corporation’s annual report or information circular as required by the TSX and any other regulatory authority;

(D)                               making annual recommendations to the Board as to which directors should be classified as “independent directors”, “related” directors or “unrelated” directors pursuant to any such report or circular;

(E)                                reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(F)                                 assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board;

(G)                               as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board

(H)                              to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(I)                                   developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(J)                                   making recommendations to the Board regarding appointments of corporate officers and senior management;

(K)                              reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(L)                                establishing, reviewing and updating periodically the Code and ensure that management has established a system to monitor compliance with the Code; and

(M)                            reviewing management’s monitoring of the Corporation’s compliance with the Code.

The Reserves, Safety and Environmental Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and matters relating to safety and environmental matters, including:

(A)                               reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(B)                               reviewing the Corporation’s procedures for providing information to the independent evaluator;

(C)                               meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the “Reserves Data”) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(D)                               reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, providing a recommendation to the Board in the selection of the replacement evaluator, and determining the reason for any proposed change therefor and whether there have been any disputes with management;

(E)                                providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(F)                                 reviewing the Corporation’s procedures for reporting other information associated with oil and gas producing activities;

(G)                               generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves;

(H)                              review the Corporation’s fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;

(I)                                   review the Corporation’s performance with all applicable laws and regulations with respect to environment and health and safety;

(J)                                   review the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation’s performance in environment, health and safety. Review any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;

(K)                              review any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation;

(L)                                review the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and review that information with management; and

(M)                            reviewing periodically, as determined necessary, the Reserves, Safety and Environmental Committee’s Mandate and recommend to the Board and the Corporate Governance Committee amendments as the Reserves, Safety and Environmental Committee believes are necessary or desirable.

9.                                      Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors.  While no formal evaluation has been conducted to date, the Corporate Governance Committee has relied on informal evaluation of the effectiveness through both formal and informal communications with Board members and through participation with other Board members on committees and matters relating to the Board.  This methodology has been both responsive and practical given the size of the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since January 1, 2012, or in any proposed transaction, which has materially affected or would materially affect us or any of our subsidiaries, other than as follows.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than for the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual audited financial statements for the year ended December 31, 2012 and related management’s discussion and analysis.  Copies of the Corporation’s financial statements and related management’s discussion and analysis are available upon request from our Executive Vice-President, Finance and Chief Financial Officer at 2300, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Edward J. Brown (phone (403) 266-8670 or ed.brown@bellatrixexp.com).

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

APPENDIX “A”
MANDATE OF THE BOARD OF DIRECTORS OF
BELLATRIX EXPLORATION LTD.

GENERAL

The Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (the “Corporation” or “Bellatrix”) is responsible for the stewardship of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Bellatrix.  In general terms, the Board will:

•                  in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objectives of Bellatrix;

•                  supervise the management of the business and affairs of Bellatrix with the goal of achieving Bellatrix’s principal objectives as developed in association with the CEO;

•                  discharge the duties imposed on the Board by applicable laws; and

•                  for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

•                  Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•                  In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•                  Establish processes as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•                  Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•                  Annual review and adoption of a strategic planning process and approval of Bellatrix’s strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•                  Establish or cause to be established systems to identify the principal risks to Bellatrix and that the best practical procedures are in place to monitor and mitigate the risks.

•                  Establish or cause to be established processes to address applicable regulatory, corporate, securities and other compliance matters.

•                  Establish or cause to be established an adequate system of internal control.

•                  Establish or cause to be established due diligence processes and appropriate controls with respect to applicable certification requirements regarding Bellatrix’s financial and other disclosure.

•                  Review and approve Bellatrix’s financial statements and oversee Bellatrix’s compliance with applicable audit, accounting and reporting requirements.

•                  Approve annual operating and capital budgets.

•                  Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets.

•                  Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•                  Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•                  Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

•                  To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout Bellatrix.

Board Process/Effectiveness

•                  Attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•                  Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that (i) a majority of directors qualify as independent for purposes of (A) National Instrument 58-101 Disclosure of Corporate Governance Practices and (B) the rules of the Toronto Stock Exchange and NYSE MKT, (ii) the appropriate number of independent directors are on each committee of the Board as required under applicable securities laws, rules and requirements and under applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange and the NYSE MKT), and (iii) the members of the Board and each committee of the Board meet such other qualification requirements as may be set forth in applicable securities laws, rules and requirements and applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange and NYSE MKT).

•                  Based on the recommendations of the Corporate Governance Committee, the Board shall annually make a determination as to the independence of each member of the Board.

•                  Based on the recommendations of the Corporate Governance Committee of the Board approve the nomination of directors.

•                  Provide a comprehensive orientation to each new director.

•                  Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•                  Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•                  Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•                  Review and reassess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

A-2

•                  Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

Each member of the Board is expected to understand the nature and operations of Bellatrix’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Bellatrix operates, or is contemplating potential operations.

The Board shall at a minimum meet quarterly.  Independent directors shall meet regularly and as often as necessary to fulfill their responsibilities, and in no case less frequently than quarterly, without non independent directors and management participation.

The Board may retain persons having special expertise and may obtain independent professional advice to assist it in fulfilling its responsibilities at the expense of the Corporation, as determined by the Board.

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

•                  The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

•                  Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of Bellatrix, the Chairman of the Board will act as a liaison between stakeholders of Bellatrix and the Board (including independent members of the Board).

September 24, 2012

A-3

APPENDIX “B”
MAJORITY VOTING POLICY
BOARD OF DIRECTORS

Nominees for election to the Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (“Bellatrix”) will be asked annually to subscribe in writing to this Policy before their names are put forward by the Board.

Forms of proxy for the vote at shareholders’ meetings where directors are to be elected will enable shareholders to vote “for”, or to “withhold” from voting, separately for each nominee.  At the shareholders’ meeting, the chairman of the meeting will call for a vote by ballot on the election of directors.  The scrutineers will record with respect to each nominee the number of votes cast “for” or “withheld” from a nominee, such numbers to be adjusted if required in accordance with the share provisions, by-laws, policies and procedures of Bellatrix.

This policy applies only to uncontested elections.  An “uncontested election” means any election of directors where the election does not involve the circulation of proxy material required by applicable securities legislation in support of one or more nominees who are not part of the slate supported by the Board.

In an uncontested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation for consideration by the Board to the Chairman of the Corporate Governance Committee promptly following certification of the shareholder vote.  If the Chairman of the Corporate Governance Committee received a majority withhold vote, then he or she shall tender his or her resignation to the Chairman of Bellatrix.

The Corporate Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it.  In determining whether to recommend acceptance or rejection of the tendered resignation, the Corporate Governance Committee will consider all factors it deems relevant including, without limitation:

(a)                                 the reasons, if known, why shareholders “withheld” or were requested to “withhold” votes from the director. In particular, the Corporate Governance Committee will consider if shareholders “withheld” or were requested to “withhold” votes from the director for reasons other than the qualifications or individual actions of the director;

(b)                                 the director’s length of service and qualifications;

(c)                                  the director’s share ownership;

(d)                                 the director’s contributions to Bellatrix;

(e)                                  the current mix of skills and attributes of the directors on the Board;

(f)                                   the impact with respect to covenants in agreements or plans; and

(g)                                  legal requirements, policies or guidelines (regulatory, securities or corporate laws, or stock exchange rules) for director numbers and qualifications.

The Board will consider the Corporate Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred.  In deciding whether to accept or reject the tendered resignation, the Board will consider the factors considered by the Corporate Governance Committee and any additional information and factors the Board believes to be relevant.

Promptly following the Board’s decision, Bellatrix will disclose that decision, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation, in a press release.  If the Board decides to accept the director’s resignation, the Corporate Governance Committee will recommend to the Board whether to fill the resulting vacancy or to continue with the reduced size of the Board.

Any director who tenders his or her resignation pursuant to this Policy will not participate in the Corporate Governance Committee recommendation or the Board consideration whether to accept or reject the tendered resignation.  If a majority of the members of the Corporate Governance Committee received a majority withhold vote at the same election, then the directors who did not receive a majority withhold vote will appoint a Board committee among themselves solely for the purpose of considering the tendered resignations and such special committee will recommend to the Board whether to accept or reject them within the 90 day period.  If there are not at least three directors who did not receive a majority withheld vote, then all directors shall participate in any decision to accept the resignations.  Except as set forth in this paragraph, a director who tenders his or her resignation pursuant to this Policy will continue to participate in all meetings of the Board and any applicable committees of the Board on which such director serves until such time, if applicable, as the Board decides to accept the director’s tendered resignation.

In the event that any director who received a majority withhold vote does not tender his or her resignation in accordance with this Policy, he or she shall not be re-nominated by the Board and shall not be entitled to any benefits (financial or otherwise) of a director or past director of Bellatrix.

The Board and the Corporate Governance Committee may adopt such procedures as it sees fit to assist in its determinations under this Policy.

This Policy will be summarized or included in each management proxy circular relating to an election of directors of Bellatrix.

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